N-SAR Item 77D-Policies with respect to security investment

At a special telephone meeting of the Board of Trustees of BNY Mellon Funds Trust (the "Trust") held on July 19, 2011, the Board approved changes to the investment policies of BNY Mellon Balanced Fund (the "Fund") to become an asset allocation fund, effective September 15, 2011 (the "Effective Date").  The changes are more particularly described in a Supplement dated July 19, 2011 to the Trust's Prospectus dated December  31, 2010 (the "Prospectus") and filed on July 19, 2011 with the Securities and Exchange Commission (the "SEC") and in a Supplement to the Prospectus dated as of the Effective Date and filed on the Effective Date with the SEC.  The Supplement dated as of the Effective Date superseded and replaced the Supplement dated July 19, 2011 and is incorporated herein by reference.  As of the Effective Date, the Fund was renamed "BNY Mellon Asset Allocation Fund".